Filed Pursuant to Rule 424(b)(3)

Registration No. 333-266763

PROSPECTUS SUPPLEMENT NO. 3

(To the Prospectus dated September 7, 2022)

70,676,577 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated September 7, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266763). This prospectus supplement is being filed to update and supplement the information in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 27, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the offer and resale of (i) up to 70,289,880 shares (the “CEF Shares”) of our common stock, $0.0001 per share (the “Common Stock”), by B. Riley Principal Capital II, LLC (the “B. Riley Principal Capital II”) and (ii) up to 386,697 shares (the “Advisory Fee Shares” and, together with the CEF Shares, the “Shares”) of Common Stock by B. Riley Securities, Inc. (“BRS” and, together with B. Riley Principal Capital II, the “Selling Stockholders”). The CEF Shares included in the Prospectus consist of shares of Common Stock that we have issued or that we may, in our discretion, elect to issue and sell to B. Riley Principal Capital II, from time to time after the date of the Prospectus, pursuant to a common stock purchase agreement we entered into with B. Riley Principal Capital II on July 20, 2022 (the “Purchase Agreement”), in which B. Riley Principal Capital II has committed to purchase from us, at our direction, up to $100,000,000 of shares of our Common Stock, subject to terms and conditions specified in the Purchase Agreement. Under the applicable Nasdaq rules, in no event may we issue to B. Riley Principal Capital II under the Purchase Agreement more than 70,289,880 shares of Common Stock, which number of shares is equal to approximately 19.99% of the shares of the Common Stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”) unless certain conditions are met. Concurrently with our execution of the Purchase Agreement on July 20, 2022, we issued 573,381 shares of Common Stock, which are part of the CEF Shares included in the Prospectus, to B. Riley Principal Capital II as consideration for its irrevocable commitment to purchase shares of our Common Stock at our election in our sole discretion, from time to time after the date of the Prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. See the section titled “Committed Equity Financing” for a description of the Purchase Agreement and the section titled “Selling Stockholders” in the Prospectus for additional information regarding B. Riley Principal Capital II.

The Advisory Fee Shares included in the Prospectus consist of shares of Common Stock that we have issued to BRS as an advisory fee in connection with our execution of two amended and restated bridge promissory notes on August 1, 2022, one with B. Riley Commercial Capital, LLC and one with an affiliate of B. Riley Commercial Capital, LLC. Our Common Stock and Public Warrants are listed on the Nasdaq Global Select Market under the symbols “CORZ” and “CORZW,” respectively. On October 26, 2022, the last reported sales price of our Common Stock was $1.01 per share and the last reported sales price of our Public Warrants was $0.22 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “ Risk Factors” beginning on page 12 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated October 27, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 26, 2022

CORE SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40046	86-1243837
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

210 Barton Springs Road Suite 300 Austin, Texas	78704
(Address of principal executive offices)	(Zip Code)

(512) 402-5233

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CORZ	The Nasdaq Global Select Market
Warrants, exercisable for shares of common stock	CORZW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 26, 2022, Core Scientific, Inc. (“Core Scientific,” “we,” “our,” “us” or the “Company”) announced the appointment of Neal P. Goldman to its board of directors (the “Board”). As a result of the appointment of Mr. Goldman the size of the Board increased from six members to seven members. As compensation for his services as a director, the Company has agreed to pay Mr. Goldman a monthly fee of $35,000. The Company expects to enter into an indemnification agreement with Mr. Goldman substantially in the form entered into by the Company’s existing directors.

There are no arrangements or understandings between Mr. Goldman and any other persons pursuant to which Mr. Goldman was selected as director. There are no family relationships between Mr. Goldman and the Company’s existing directors and officers. There has been no transaction, nor is there any currently proposed transaction, between Mr. Goldman and the Company that would require disclosure under Item 404(a) of Regulation S-K.

Item 8.01	Other Events

The Company also announced today updates on its business and liquidity position.

As previously disclosed, the Company’s operating performance and liquidity have been severely impacted by the prolonged decrease in the price of bitcoin, the increase in electricity costs, the increase in the global bitcoin network hash rate and the litigation with Celsius Networks LLC and its affiliates (“Celsius”). As a result, management has been actively taking steps to decrease monthly costs, delay construction expenses, reduce and delay capital expenditures and increase hosting revenues. In addition, the Board has decided that the Company will not make payments coming due in late October and early November 2022 with respect to several of its equipment and other financings, including its two bridge promissory notes. As a result, the creditors under these debt facilities may exercise remedies following any applicable grace periods, including electing to accelerate the principal amount of such debt, suing the Company for nonpayment or taking action with respect to collateral, where applicable. Any such creditor actions may result in events of default under the Company’s other indebtedness agreements, including its two series of convertible notes due 2025, and the potential exercise of remedies by creditors under such agreements.

In light of the foregoing, the Company is in the process of exploring a number of potential strategic alternatives with respect to the Company’s capital structure, including hiring strategic advisers, raising additional capital or restructuring its existing capital structure. Specifically, the Company has engaged Weil, Gotshal & Manges LLP, as legal advisers, and PJT Partners LP, as financial advisers, to assist the Company in analyzing and evaluating potential strategic alternatives and initiatives to improve liquidity. The Company and its advisers have begun to engage in discussions with certain of its creditors regarding these initiatives. The Company expects these activities will continue and intensify. Among possible alternatives, the Company may explore liability management transactions, including exchanging its existing debt for equity or additional debt, which transactions may be dilutive to holders of the Company’s common stock. These discussions may not result in any agreement on commercially acceptable terms or at all. Furthermore, the Company may seek alternative sources of equity or debt financing, delay capital expenditures or evaluate potential asset sales, and potentially could seek relief under the applicable bankruptcy or insolvency laws. In the event of a bankruptcy proceeding or insolvency, or restructuring of our capital structure, holders of the Company’s common stock could suffer a total loss of their investment.

As of October 26, 2022, the Company held 24 bitcoins and approximately $26.6 million in cash as compared to 1,051 bitcoins and approximately $29.5 million in cash as of September 30, 2022.

On July 20, 2022, the Company entered into an equity purchase agreement with B. Riley Principal Capital II (“B. Riley”), pursuant to which, the Company has the right to sell to B. Riley up to $100,000,000 of shares of the Company’s common stock, subject to certain limitations and conditions set forth in the purchase agreement (the “B. Riley equity line of credit”). As of October 26, 2022, the Company has sold 13,354,892 shares of common stock under B. Riley equity line of credit for net proceeds of approximately $20.7 million. The Company intends to use additional proceeds from the equity line of credit, if any, for working capital purposes, including payment of adviser fees and expenses. The Company’s existing shareholders will be diluted if, and to the extent, the Company elects to further utilize the B. Riley equity line of credit.

It is very difficult to estimate our future liquidity requirements. The Company anticipates that existing cash resources will be depleted by the end of 2022 or sooner. Depending on the Company’s assumptions regarding the timing and ability to achieve more normalized levels of operating revenue, the estimates of amounts of required liquidity vary significantly. Similarly, it is very difficult to predict when or if bitcoin prices will recover or energy costs will abate.

Given the uncertainty regarding the Company’s financial condition, substantial doubt exists about the Company’s ability to continue as a going concern for a reasonable period of time.

In connection with the transactions described above, the Company is filing the updated risk factors attached hereto as Exhibit 99.1 (together with the other risk factors referred to therein, the “Risk Factors”), which is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Form 8-K may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our and our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Form 8-K may include, for example, statements about our ability to:

•	meet future liquidity requirements and comply with covenants in our indebtedness;

•	effectively respond to general economic and business conditions, including the price of bitcoin;

•	maintain the listing on, or to prevent the delisting of our securities from, Nasdaq or another national securities exchange;

•	obtain additional capital, whether equity or debt, or exist or remain as a going concern;

•	enhance future operating and financial results;

•	successfully execute expansion plans;

•	attract and retain employees, officers or directors;

•	anticipate rapid changes in laws, regulations and technology;

•	execute its business strategy, including enhancement of the profitability of services provided;

•	realize the benefits expected from the acquisition of Blockcap, including any related synergies;

•	anticipate the uncertainties inherent in the development of new business strategies;

•	anticipate the impact of the COVID-19 pandemic, including variant strains of COVID-19, and its effect on business and financial conditions;

•	manage risks associated with operational changes in response to the COVID-19 pandemic, including the emergence of variant strains of COVID-19;

•	increase brand awareness;

•	upgrade and maintain effective business controls and information technology systems;

•	acquire and protect intellectual property;

•	comply with laws and regulations applicable to its business, including tax laws and laws and regulations related to data privacy and the protection of the environment;

•	stay abreast of modified or new laws and regulations applicable to its business or withstand the impact of any new laws and regulations related to its industry;

•	anticipate the impact of, and response to, new accounting standards;

•	anticipate the significance and timing of contractual obligations;

•	maintain key strategic relationships with partners and distributors;

•	respond to uncertainties associated with product and service development and market acceptance;

•	anticipate the impact of changes in U.S. federal income tax laws, including the impact on deferred tax assets; and

•	successfully defend litigation, including matters in the Celsius chapter 11 proceedings.

These forward-looking statements are based on information available as of the date of this Form 8-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should read this Form 8-K with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form 8-K and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Item 9.01	Financial Statement and Exhibits

(d) Exhibits

Exhibit No.	Description

99.1	Core Scientific, Inc. Additional Risk Factors.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Core Scientific, Inc.

Dated: October 27, 2022

	By:	/s/ Todd M. DuChene
	Name:	Todd M. DuChene
	Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary